TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Provides Operations Update on Greenstone Gold Mine

October 16, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to provide an operations update on its new Greenstone Gold Mine in Ontario, Canada.

Greg Smith, President & CEO of Equinox Gold, commented: "Since commencing operations, the Greenstone Mine has demonstrated good progress with both mining and processing rates increasing substantially during Q3 and into October. The Greenstone team is focused on systematically ramping up both mining rates and plant throughput during the fourth quarter as the mine continues to progress toward design capacity. With approximately 42,500 ounces of gold produced in Q3 and 59,000 ounces produced since pouring first gold in May, we estimate 2024 production for Greenstone at 110,000 to 130,000 ounces."

GREENSTONE RAMP-UP PROGRESS

Safety

Greenstone has achieved strong health and safety performance since the start of project construction in Q4 2021, with more than 7 million hours worked with one lost-time injury.

Mining

The mine has made substantial progress in establishing the footprint of the first phase of the open pit. With continued expansion of the mining areas and the commissioning of additional haul trucks, mining rates increased substantially during the third quarter, from average daily tonnes mined of approximately 76,000 tonnes per day ("tpd") in July to 87,000 tpd in August and 125,000 tpd in September, with peak movement exceeding 180,000 tpd during the month. This momentum has continued into October to date with the daily mining rate averaging 145,000 tpd, steadily approaching the Q4 target of 170,000 tpd.

The current operating mine fleet comprises 25 CAT 793 trucks haul trucks, two Epiroc D65 drills, six Epiroc Pit Viper 235 drills, four Komatsu PC5500 shovels, one Komatsu WE1850 loader and six Komatsu D375A-8 bulldozers, with an additional CAT 6030 excavator and four CAT 793 haul trucks expected to be commissioned in early 2025.

Processing

Plant throughput for the crushing and grinding circuits averaged approximately 14,300 tpd during Q3, increasing from 12,300 tpd in July to 17,500 tpd in August and to 13,200 tpd in September, reflecting two multi-day shut downs during the month to address certain wear and other issues identified during the ramp-up process. The plant processed a total of 1.3 million tonnes in Q3. Both the crushing and grinding circuits have demonstrated ample capacity to operate at the full production rate of 27,000 tpd and the current focus in the plant is on increasing operating availability and maintaining consistent throughput.

The processed grade during Q3 averaged 1.15 grams per tonne gold with average recovery of approximately 80%. Recovery during the quarter was largely on plan, with recovery in August affected by some operational adjustments required in the leach circuit and a temporary suspension of the gravity circuit to address certain design issues identified during commissioning. These issues have been largely resolved and recovery has increased through September and into October.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Gold Production

Gold production from Greenstone during Q3 totalled approximately 42,500 ounces, an increase of 162% from Q2. Since first gold pour on May 22, 2024, total production from Greenstone to September 30 is approximately 59,000 ounces of gold. The Company remains focused on systematically ramping up both mining rates and plant throughput during the fourth quarter as the mine continues to progress toward design capacity. Reflecting progress in the ramp-up and gold production to date, Equinox Gold is adjusting 2024 production guidance for Greenstone from 175,000-205,000 to 110,000-130,000 ounces of gold.

UPDATED TECHNICAL REPORT

Equinox Gold published an updated technical report for Greenstone on October 1, 2024. The report is available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

SITE TOUR

Equinox Gold will host a Greenstone site tour on October 17, 2024 for analysts and institutional investors. The site tour deck will be available for download on the Company's website on the morning of October 17.

EQUINOX GOLD CONTACTS

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information (collectively "Forward-looking Information"). Forward-looking Information in this news release relates to, among other things: the Company's expectations for the operation of Greenstone, including production capabilities and 2024 guidance; future financial or operating performance; and anticipated improvements in recovery rates, mining rates, plant availability and throughput to achieve design capacity. Forward-looking Information is generally identified by the use of the words "will", "progress", "focus", "ramping up", "achieve", "increase", "plan", "continue", "expect", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes the expectations reflected in such Forward-looking Information is reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: achieving commercial production at Greenstone in accordance with expectations; the Company's ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled development and production; that ore grades and recoveries remain consistent with expectations; that tonnage of ore to be mined and processed remains consistent with expectations; the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone; no labour-related disruptions; that all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws and other regulatory requirements. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the Forward-looking Information contained in this news release.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires, and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; labour relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental laws and regulations; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any Forward-looking Information, no inference should be drawn that Equinox Gold will make additional updates with respect to that or any other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.